

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 27, 2016

Via E-mail
Jan Telander
Chief Executive Officer
Progreen US, Inc.
380 North Old Woodward Ave., Suite 226
Birmingham, Michigan 48009

>   **Re: Progreen US, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed September 14, 2016**
>   **File No. 000-25429**

Dear Ms. Telander:

We have reviewed your September 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2016 letter.

Principal Stockholders and Security Ownership of Management, page 2

1.   We note your revisions in response to comment 1 of our letter dated September 12, 2016. We direct your attention to Rule 13d-3, as discussed in comment 3, below, and we reissue our prior comment. Please respond in writing explaining to us how you obtained the majority shareholder vote in favor of your proposal. Your explanation should identify the shareholders who voted in favor of the proposal, indicate the amount and percent of shares held by each of these shareholders and discuss how you solicited their votes. Please also explain why you were not required to solicit the votes of such shareholders with a proxy statement on Schedule 14A.

2.   We note your revised disclosure in response to comment 1 that Jan Telander holds 46,459,483 shares of common stock and 100,000 shares of Series A Preferred Stock convertible into and voting as 30,303,030 shares of common stock. We also note your disclosure in footnote 1 of page 2 that Jan Telander owns an aggregate of 16,156,453 shares of common stock directly, and holders 100,000 shares of Series A Convertible Preferred Stock. Please revise for consistency.   Please also revise your figures regarding the number and percentage of shares beneficially owned by all officers and directors as a group for consistency.

Principal Stockholders and Security Ownership of Management, page 2

3.   We note your revised beneficial ownership table in response to comment 2. We also note that the number and percentage of common shares beneficially owned by Jan Telander, EIG Venture Capital, Frederic Telander, and Ulf Telander reflect full conversion of their preferred stock. Please revise to exclude conversion of preferred stock that cannot be converted within sixty dates. Refer to Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act.

4.   We note your disclosure in footnote (2) to the beneficial ownership table in which you state that EIG Venture Capital Ltd. owns 84,804,436 shares of common stock directly and is the sole stockholder of EIG Capital Investments, Ltd and Sofcon, Ltd. which own directly 497,197 and 377,485 shares of the Company's common stock, respectively. We further note your disclosure that as of August 30, 2016 there were 348,385,110 shares of common stock outstanding. Please refer to Item 403(a) of Regulation S-K and revise your beneficial ownership table accordingly. Please also revise to clarify whether Ulf Telander has voting/investment control over all of these securities.

        Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Michael Paige, Esq.